May 11, 2005
via U.S. Mail

Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112


Re:	McMoRan Exploration Co.
		Form S-3 filed April 19, 2005
	File No. 333-121779

      Form 10-K for the fiscal year ended December 31, 2004
	Filed March 15, 2005

      Response Letter dated May 5, 2005


Dear Ms. Quirk:

      We have reviewed the above response letter and have the following comment. We have limited our review to the area commented on below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Engineering Comments

10-K as of December 31, 2004
filed on March 15, 2005

Supplementary Oil and Gas Information

	Standardized Measure of Discounted Future Net Cash Flows


1. In regards to your response number 1 of your letter dated May
5,
2005, please indicate specifically what portion of your oil and gas producing activities suffered the tax losses. Specifically name the properties and the reason these properties incurred the tax losses.
We note that several years ago you were engaged in activities for the recovery and processing of sulfur. Please name the properties that these operations were conducted on and confirm that the tax loss carryovers are unrelated to these operations.


Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to James Murphy, Petroleum Engineer, at (202) 942-2939. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Douglas Currault II, Esq.
	Jones, Walker, Waechter
      Poitevent, Carriere & Denegre, L.L.P
	504-589-8412 (fax)

	T. Richter
      M.Duru
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McMoRan Exploration Co.
May 11, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE